Exhibit 99.2

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not for release, publication, distribution, directly or indirectly, in or into the United States (including its territories and possessions, any state of the United States and the District of Columbia). This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States or in any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us and our management, as well as financial statements. We have filed a registration statement on Form F-3, as amended, with the United States Securities and Exchange Commission on September 5, 2025 in connection with the Global Offering.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. This announcement is not a prospectus. Potential investors should read the prospectus dated September 8, 2025 (the “Prospectus”) issued by Hesai Group (the “Company”) for detailed information about the Global Offering described below before deciding whether or not to invest in the Offer Shares. Any investment decision in relation to the Offer Shares should be taken solely in reliance on the information in the Prospectus.

Unless otherwise defined in this announcement, capitalized terms used herein shall have the same meanings as those defined in the Prospectus.

The Company is controlled through weighted voting rights. Prospective investors should be aware of the potential risks of investing in a company with a WVR structure, in particular that the WVR Beneficiaries, whose interests may not necessarily be aligned with those of our Shareholders as a whole, will be in a position to exert significant influence over the outcome of Shareholders’ resolution. For further information about the risks associated with the Company’s

WVR structure, please refer to the section headed “Risk Factors — Risks Related to the Global Offering and the Dual Listing.” Prospective investors should make the decision to invest in the Company only after due and careful consideration.

This announcement is made pursuant to section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong).

Hesai Group

禾賽科技*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

STABILIZING ACTIONS AND END OF STABILIZATION PERIOD

The Company announces that the stabilization period in connection with the Global Offering ended on Saturday, October 11, 2025, being the 30th day after the last day for lodging applications under the Hong Kong Public Offering. The stabilizing actions undertaken by China International Capital Corporation Hong Kong Securities Limited, the Stabilizing Manager, or its affiliates or any person acting for it, during the stabilization period are set out below:

(1)	over-allocations of an aggregate of 2,932,500 Offer Shares in the International Offering, representing 15% of the total number of Offer Shares initially available under the Global Offering (after taking into account the full exercise of the Offer Size Adjustment Option but before any exercise of the Over-allotment Option); and

*            For identification purpose only

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(2)	the full exercise of the Over-allotment Option by the Sponsor-OCs (for themselves and on behalf of the International Underwriters), on Tuesday, September 16, 2025, in respect of an aggregate of 2,932,500 Offer Shares, at HK$212.80 per Offer Share (exclusive of brokerage of 1%, SFC transaction levy of 0.0027%, the Stock Exchange trading fee of 0.00565% and AFRC transaction levy of 0.00015%), being the International Offer Price, to cover the over- allocations in the International Offering.

There had been no purchase or sale of any Class B Ordinary Shares on the market for the purpose of price stabilization by the Stabilizing Manager during the stabilization period.

For further details of the full exercise of the Over-allotment Option, please refer to the announcement of the Company dated September 16, 2025.

By order of the Board
Hesai Group
Dr. Yifan Li
Chairman of the Board, Executive Director and Chief Executive Officer

Hong Kong, October 12, 2025

As of the date of this announcement, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Dr. Jie Chen and Mr. Jia Ren as the independent non-executive Directors.

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